Exhibit 99.2

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Doron Kerbel and Tomer Hay, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of Magal Security Systems Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 19, 2018 at 10:00 a.m. (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 5610001, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER SIGNING ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

June 19, 2018

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE      ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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1.	To re-elect four (4) directors for terms expiring at the Company’s 2019 Annual General Meeting of Shareholders.	FOR	AGAINST	ABSTAIN
	GILLON BECK	☐	☐	☐

	RON BEN-HAIM	☐	☐	☐

	JACOB BERMAN	☐	☐	☐

	AVRAHAM BIGGER	☐	☐	☐
2.	To approve the terms of employment of Mr. Dror Sharon, the Company’s appointed Chief Executive Officer.	☐	☐	☐

		YES	NO
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of Proposal 2 as such terms are explained in the proxy statement?	☐	☐

		FOR	AGAINST	ABSTAIN
3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young   Global, as the   Company’s independent registered public accountants for the year ending December 31, 2018, and to authorize its Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services
		☐	☐	☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full tilte as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.